Corporate Contact:
Margarita Veniou
Chief Corporate Development, Governance &
Communications Officer and Secretary
Telephone: + 30-210-9470-100

Email: mveniou@dianashippinginc.com

Website: www.dianashippinginc.com

X: @Dianaship

Investor Relations/Media Contact:
Nicolas Bornozis / Daniela Guerrero
Capital Link, Inc.
230 Park Avenue, Suite 1540
New York, N.Y. 10169
Tel.: (212) 661-7566
Email: diana@capitallink.com

DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS

FOR THE second quarter AND SIX MONTHS ENDED JUNE 30, 2026;

and DECLARES CASH DIVIDEND OF $0.01 PER COMMON SHARE

FOR THE SECOND QUARTER 2026

ATHENS, GREECE, July 30, 2026 – Diana Shipping Inc. (NYSE: DSX), (the “Company” or “Diana”), a global shipping company specializing in the ownership and bareboat charter-in of dry bulk vessels, today reported net income of $20.8 million and net income attributable to common stockholders of $19.3 million for the second quarter of 2026. This compares to net income of $4.5 million and net income attributable to common stockholders of $3.1 million for the second quarter of 2025. Earnings per share for the second quarter of 2026 were $0.17 basic and $0.16 diluted, compared to $0.03 basic and diluted in the same quarter of 2025.

Time charter revenues were $57.3 million for the second quarter of 2026, compared to $54.7 million for the same quarter of 2025. The increase in time charter revenues, compared to the same quarter of the prior year, was due to higher average charter rates and was partially offset by decreased ownership days following the sale of one vessel during the third quarter of 2025.

Net income for the six months ended June 30, 2026, amounted to $49.9 million and net income attributable to common stockholders amounted to $47.0 million. This compares to net income of $7.5 million and net income attributable to common stockholders of $4.7 million for the same period in 2025. Time charter revenues for the six months ended June 30, 2026, were $112.0 million, compared to $109.6 million for the same period in 2025. Earnings per share for the six months ended June 30, 2026 were $0.42 basic and $0.41 diluted, compared to $0.04 basic and diluted for the same period in 2025.

Dividend Declaration

The Company has declared a cash dividend on its common stock of $0.01 per share, based on the Company’s results of operations for the quarter ended June 30, 2026. The cash dividend will be payable on September 11, 2026, to all common shareholders of record as of August 21, 2026. The declaration and payment of future dividends are subject to the sole discretion of the Company’s board of directors and will depend on, among other things, the Company’s earnings, financial condition, cash requirements and future business prospects. As of July 29, 2026, the Company had 124,413,717 common shares issued and outstanding and 15,682,971 warrants outstanding.

Statement on Recent Developments

Semiramis Paliou, Diana’s Chief Executive Officer, commented:

“We believe the market’s attention has been disproportionately focused on the proposed acquisition of Genco, diverting attention from Diana’s own intrinsic value and underlying operating performance.

These results clearly demonstrate that Diana’s business continues to perform strongly, with improving profitability, healthy cash generation and meaningful operating momentum. Under normal circumstances, such performance would be expected to receive far greater recognition from the market.

Instead, Diana continues to trade at a substantial discount to its NAV. We believe this valuation no longer reflects the Company’s underlying fundamentals, earnings power or asset quality. As investors increasingly refocus on Diana’s standalone performance and intrinsic value, we believe this discount should progressively narrow.

Looking further ahead, should the proposed transaction with Genco be completed, the combined company would represent a substantially larger, more diversified and more liquid platform. While no valuation outcome can be assumed, we believe such a company would naturally be evaluated under a different valuation framework than Diana on a standalone basis.

We believe Diana’s current valuation represents a compelling opportunity for investors to benefit from the Company’s improving operating performance and the potential for a gradual re-rating over time."

Fleet Employment (As of July 29, 2026)

	VESSEL	SISTER SHIPS*	GROSS RATE (USD PER DAY)	COM**	CHARTERERS	DELIVERY DATE TO CHARTERERS***	REDELIVERY DATE TO OWNERS****	NOTES
	BUILT DWT
9 Ultramax Bulk Carriers
1	DSI Phoenix	A	13,500	4.75%	Cargill Ocean Transportation (Singapore) Pte. Ltd.	8-Aug-25	1/Oct/2026 - 30/Nov/2026
	2017 60,456
2	DSI Pollux	A	14,750	5.00%	Stone Shipping Ltd	9-Dec-25	1/Jan/2027 - 28/Feb/2027
	2015 60,446
3	DSI Pyxis	A	13,100	5.00%	Stone Shipping Ltd	8-Nov-24	3-May-26	1
	2018 60,362		16,000	5.00%	Oldendorff GmbH & Co. KG	3-May-26	15/Jun/2027 - 15/Aug/2027
4	DSI Polaris	A	12,250	4.75%	Cargill Ocean Transportation (Singapore) Pte. Ltd.	1-Jul-25	10/Aug/2026 - 21/Sep/2026	2
	2018 60,404
5	DSI Pegasus	A	14,250	4.75%	Cargill Ocean Transportation (Singapore) Pte. Ltd	15-Aug-25	3-Aug-26	2,3
	2015 60,508		18,350	5.00%	Fednav International Ltd.	3-Aug-26	15/Aug/2027-15/Oct/2027	2
6	DSI Aquarius	B	14,500	5.00%	Bunge SA, Geneva	7-Nov-25	1/Nov/2026 - 31/Dec/2026	4
	2016 60,309
7	DSI Aquila	B	14,500	5.00%	Bunge SA, Geneva	12-Oct-25	25/Feb/2027 - 25/Apr/2027
	2015 60,309
8	DSI Altair	B	14,750	5.00%	Bunge SA, Geneva	19-Jan-26	15/Jan/2027 - 30/Mar/2027
	2016 60,309
9	DSI Andromeda	B	14,600	5.00%	Western Bulk Carriers AS	7-Dec-25	1/Apr/2027 - 31/May/2027	5
	2016 60,309
5 Panamax Bulk Carriers
10	LETO		12,750	4.75%	Cargill International SA, Geneva	4-Apr-25	10/Aug/2026 - 16/Sep/2026	2
	2010 81,297
11	MAERA		11,750	5.00%	CRC Shipping Pte. Ltd., Singapore	3-Nov-25	20/Oct/2026 - 20/Dec/2026
	2013 75,403
12	ISMENE		11,000	5.00%	CRC Shipping Pte. Ltd.	24-Apr-25	12-Jul-26	6
	2013 77,901		15,750	5.00%	Paralos Shipping Pte. Ltd	12-Jul-26	15/May/2027 - 15/Jul/2027
13	CRYSTALIA	C	16,200	5.00%	SwissMarine Pte. Ltd., Singapore	14-Mar-26	10/Mar/2027 - 10/May/2027
	2014 77,525
14	ATALANDI	C	10,100	5.00%	Stone Shipping Ltd	8-Jun-25	5-Aug-26	7
	2014 77,529		16,500	5.00%		5-Aug-26	1/Aug/2027-30/Sep/2027	8
6 Kamsarmax Bulk Carriers
15	MAIA	D	14,000	5.00%	Paralos Shipping Pte. Ltd.	16-Jan-26	5/Jul/2027 - 5/Sep/2027
	2009 82,193
16	MYRSINI	D	13,500	5.00%	Paralos Shipping Pte. Ltd.	3-Jan-26	20/Dec/2026 - 20/Feb/2027
	2010 82,117
17	MEDUSA	D	13,000	4.75%	Cargill International SA, Geneva	16-Mar-25	13-Jul-26
	2010 82,194		16,850	4.75%	Aquavita International S.A.	13-Jul-26	5/Oct/2027 - 20/Dec/2027
18	MYRTO	D	12,000	5.00%	Nippon Yusen Kabushiki Kaisha, Tokyo	23-Dec-24	10-Apr-26
	2013 82,131		16,650	5.00%		10-Apr-26	20/Sep/2027 - 20/Nov/2027
19	ASTARTE		12,500	5.00%	Propel Shipping Pte. Ltd.	2-Aug-25	16/Aug/2026 - 16/Oct/2026
	2013 81,513
20	LEONIDAS P. C.		14,000	5.00%	Nippon Yusen Kabushiki Kaisha, Tokyo	24-Sep-25	15/Sep/2026 - 15/Nov/2026
	2011 82,165

4 Post-Panamax Bulk Carriers
21	AMPHITRITE	E	16,500	5.00%	Cobelfret S.A., Luxembourg	12-Feb-26	1/Mar/2027 - 30/Apr/2027	9
	2012 98,697
22	POLYMNIA	E	14,000	5.00%	Oldendorff Carriers GmbH & Co. KG	17-Aug-25	7-Jun-26
	2012 98,704		20,000	5.00%		7-Jun-26	1/Mar/2027 - 30/Apr/2027
23	ELECTRA	F	14,000	5.00%	Oldendorff Carriers GmbH & Co. KG	7-Dec-25	1/Dec/2026 - 31/Jan/2027
	2013 87,150
24	PHAIDRA	F	14,500	5.00%	Nippon Yusen Kabushiki Kaisha, Tokyo	27-Feb-26	20/Feb/2027 - 20/Apr/2027
	2013 87,146
8 Capesize Bulk Carriers
25	SEMIRIO	G	21,650	5.00%	Solebay Shipping Cape Company Limited, Hong Kong	15-Mar-26	31/Jan/2027 - 15/Apr/2027
	2007 174,261
26	NEW YORK	G	17,600	5.00%	SwissMarine Pte. Ltd., Singapore	11-Jan-25	1-May-26	10
	2010 177,773		27,500	5.00%	Refined Success Limited	1-May-26	1/Feb/2028 - 31/Mar/2028
27	SEATTLE	H	24,500	5.00%	SwissMarine Pte. Ltd., Singapore	29-Nov-25	1/May/2027 - 30/Jun/2027
	2011 179,362
28	P. S. PALIOS	H	25,200	5.00%	Glencore Freight Pte. Ltd.	15-Dec-25	15/Nov/2026 - 15/Jan/2027
	2013 179,134
29	G. P. ZAFIRAKIS	I	26,800	5.00%	Nippon Yusen Kabushiki Kaisha, Tokyo	16-Sep-24	16/Aug/2026 - 16/Nov/2026
	2014 179,492
30	SANTA BARBARA	I	25,500	5.00%	Dampskibsselskabet Norden A/S	27-Nov-25	1/Mar/2027 - 30/Apr/2027	11
	2015 179,426
31	NEW ORLEANS		26,000	5.00%	SwissMarine Pte. Ltd., Singapore	31-Oct-25	1/Dec/2026 - 15/Feb/2027	11
	2015 180,960
32	FLORIDA		25,900	5.00%	Bunge S.A., Geneva	29-Mar-22	29/Jan/2027 - 29/May/2027	5
	2022 182,063
4 Newcastlemax Bulk Carriers
33	LOS ANGELES	J	24,000	5.00%	MOL Ocean Bulk Pte. Ltd., Singapore	1-Nov-25	10/Sep/2026 - 1/Nov/2026
	2012 206,104
34	PHILADELPHIA	J	21,500	5.00%	Refined Success Limited	29-May-25	7-Aug-26	2
	2012 206,040		35,500	5.00%	Classic Maritime Inc.	7-Aug-26	10/Mar/2027-10/May/2027
35	SAN FRANCISCO	K	26,000	5.00%	SwissMarine Pte. Ltd., Singapore	1-Mar-25	25/Oct/2026 - 25/Dec/2026
	2017 208,006
36	NEWPORT NEWS	K	25,000	5.00%	Bohai Ocean Shipping (Singapore) Holding Pte. Ltd.	16-Jun-25	1/Sep/2026 - 31/Oct/2026
	2017 208,021

* Each dry bulk carrier is a “sister ship”, or closely similar, to other dry bulk carriers that have the same letter.
** Total commission percentage paid to third parties.
*** In case of newly acquired vessel with time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.
**** Range of redelivery dates, with the actual date of redelivery being at the Charterers’ option, but subject to the terms, conditions, and exceptions of the particular charterparty.

1Charterers have agreed to compensate the Owners, for any time in excess of the period commencing on April 20, 2026, to be paid at double the agreed hire rate or the rate of 115% of the average of the relevant Baltic Tess 58 Supramax Index, for the days exceeding the period or the vessel’s present Charter Party rate, whichever of the two is higher.
2Based on latest information.
3Charterers have agreed to compensate the Owners, for any time in excess of the period commencing on July 20, 2026, to be paid at the agreed hire rate or the rate of 125% of the average of the relevant Baltic Tess 58 Supramax Index, for the days exceeding the period or the vessel’s present Charter Party rate, whichever of the two is higher.
4Vessel on scheduled drydocking from April 5, 2026 to May 2, 2026.
5Bareboat chartered-in for a period of ten years.

6Charterers have agreed to compensate the Owners, for any time in excess of the period commencing on May 20, 2026, to be paid at the rate of 100% of the average of the Baltic Panamax Index 5TC average for the days exceeding the period or the vessel’s present charter party rate whichever is higher.
7The charter rate was US$9,000 per day for the first thirty-five (35) days of the charter period.
8Estimated date.
9The charter rate was US$13,000 per day for the first thirty (30) days of the charter period.
10The charter rate was US$6,300 per day for the first trip of the charter period.
11Bareboat chartered-in for a period of eight years.

Summary of Selected Financial & Other Data (unaudited)
		Three months ended June 30,		Six months ended June 30,
		2026	2025	2026	2025

STATEMENT OF INCOME DATA (in thousands of US Dollars)
	Time charter revenues	$57,285	$54,688	$112,020	$109,625
	Voyage expenses	3,413	3,114	6,483	6,064
	Vessel operating expenses	20,953	20,012	40,421	39,962
	Net income	20,759	4,542	49,908	7,539
	Net income attributable to common stockholders	19,317	3,100	47,024	4,655
FLEET DATA
	Average number of vessels	36.0	37.0	36.0	37.4
	Number of vessels	36.0	37.0	36.0	37.0
	Weighted average age of vessels (by DWT)	12.6	11.7	12.6	11.7
	Ownership days *	3,276	3,367	6,516	6,768
	Available days *	3,249	3,329	6,471	6,632
	Operating days *	3,237	3,312	6,456	6,602
	Fleet utilization *	99.6%	99.5%	99.8%	99.5%
AVERAGE DAILY RESULTS
	Time charter equivalent (TCE) rate (1)	$16,581	$15,492	$16,309	$15,615
	Daily vessel operating expenses (2)	$6,396	$5,944	$6,203	$5,905

*	For the definition of ownership days, available days, operating days and fleet utilization, see our annual report on Form 20-F for the year ended December 31, 2025 (“Item 5A-Operating Results.”) filed on March 13, 2026

Non-GAAP Measures

(1)       Time charter equivalent rate, or TCE, is defined as our time charter revenues less voyage expenses for a period divided by the number of our available days for the period. Our method of computing TCE rate may not necessarily be comparable to TCE rates of other companies due to differences in methods of calculation. TCE is a non-GAAP measure, and management believes it is useful to investors because it is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts. TCE is used by management to assess and compare the vessel profitability.

(2)       Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period. Management believes daily vessel operating expenses is useful to investors because it provides a standardized, per-vessel metric that enables comparison of operational efficiency across the fleet and against industry. Management uses this measure to monitor and assess the operational performance of vessels.

Conference Call and Webcast Information

The Company’s management will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Thursday, July 30, 2026.

Investors may access the webcast by visiting the Company’s website at www.dianashippinginc.com and clicking on the webcast link. An accompanying investor presentation also will be available via the webcast link and on the Company’s website. The conference call also may be accessed by telephone by dialing 1-877-407-8291 (for U.S.-based callers) or 1-201-689-8345 (for international callers) and asking the operator for the Diana Shipping Inc. conference call.

A replay of the webcast will be available soon after the completion of the call and will be accessible for 30 days on www.dianashippinginc.com. A telephone replay also will be available for 30 days by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers) and providing the Replay ID number 13761711.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership and bareboat charter-in of dry bulk vessels. The Company’s vessels are employed primarily on short to medium-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, tariff policies and other trade restrictions, potential liability from pending or future litigation, general domestic and international political conditions, including risks associated with the continuing conflict between Russia and Ukraine and related sanctions, potential disruption of shipping routes due to accidents or political events, including the escalation of the conflict in the Middle East, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

(See financial tables attached)

DIANA SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except share and per share data

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
REVENUES:
Time charter revenues	$57,285	$54,688	$112,020	$109,625
OPERATING EXPENSES
Voyage expenses	3,413	3,114	6,483	6,064
Vessel operating expenses	20,953	20,012	40,421	39,962
Depreciation and amortization of deferred charges	12,165	11,596	24,160	22,839
General and administrative expenses	8,328	8,944	17,022	17,133
Management fees to a related party	277	303	555	636
Gain on sale of vessels	-	(4)	-	(1,500)
Other operating loss/(income)	50	299	(21)	460
Operating income, total	$12,099	$10,424	$23,400	$24,031

OTHER INCOME/(EXPENSE)
Interest expense and finance costs	(9,608)	(10,812)	(19,427)	(21,890)
Interest and other income	2,718	1,915	6,655	3,778
Gain/(loss) on derivative instruments, net	70	(67)	201	(227)
Gain/(loss) on related party investments	5	3,540	(100)	2,482
Gain/(loss) on equity securities	14,261	(403)	40,683	(403)
Gain/(Loss) on warrants	1,147	474	(1,086)	515
Gain/(loss) from equity method investments	67	(529)	(418)	(747)
Total other income/(expenses), net	$8,660	$(5,882)	$26,508	$(16,492)

Net income	$20,759	$4,542	$49,908	$7,539
Dividends on series B preferred shares	(1,442)	(1,442)	(2,884)	(2,884)

Net income attributable to common stockholders	19,317	3,100	47,024	4,655

Earnings per common share, basic	$0.17	$0.03	$0.42	$0.04

Earnings per common share, diluted	$0.16	$0.03	$0.41	$0.04
Weighted average number of common shares outstanding, basic	114,408,350	110,664,067	113,219,648	110,095,604
Weighted average number of common shares outstanding, diluted	116,705,371	110,664,067	113,584,563	110,095,604

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025

Net Income	$20,759	$4,542	$49,908	$7,539
Currency translation adjustment	(461)	3,208	(1,463)	3,208
Comprehensive Income	$20,298	$7,750	$48,445	$10,747
CONDENSED CONSOLIDATED BALANCE SHEET DATA
(in thousands of U.S. Dollars)

	June 30, 2026	December 31, 2025*
ASSETS	(unaudited)

Cash, cash equivalents and restricted cash	$117,928	$122,255
Investments in equity securities	155,235	118,194
Other current assets	21,422	22,426
Fixed assets	809,885	826,663
Investments in related parties and equity method investments	58,382	53,875
Other noncurrent assets	32,549	26,779
Total assets	$1,195,401	$1,170,192

LIABILITIES AND STOCKHOLDERS' EQUITY

Long-term debt and finance liabilities, net of deferred financing costs	$606,055	$636,109
Other liabilities	37,894	31,670
Total stockholders' equity	551,452	502,413
Total liabilities and stockholders' equity	$1,195,401	$1,170,192

*	The balance sheet data has been derived from the audited consolidated financial statements on that date.

OTHER FINANCIAL DATA (unaudited)
	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025

Net cash provided by operating activities	$17,510	$8,623	$37,834	$25,835
Net cash used in investing activities	(4,176)	(39,877)	(4,077)	(29,333)
Net cash used in financing activities	$(19,895)	$(16,801)	$(38,084)	$(56,570)